Filing pursuant to Rule 425

Filer: ACON S2 Acquisition Corp.

Subject Company: ACON S2 Acquisition Corp.

Registration No: 001-39525

Date: September 15, 2021

Twitter: ACON S2 Acquisition Corp. announced the @SECGov registration statement effectiveness and the Extraordinary General Meeting date of 10/5/21 for shareholders to approve the proposed business combination with ESS, Inc. Read the full release: (link to ESS website PR) #energytwitter #SPAC #ESG #securities #proxy

LinkedIn: Today, ACON S2 Acquisition Corp. (“STWO”) announced the Securities and Exchange Commission (SEC) has declared its registration statement in connection with the proposed business combination with ESS effective. STWO will hold the Extraordinary General Meeting on October 5, 2021, allowing shareholders to vote to approve the proposed business combination. For more information, read the full release here: (link to ESS website PR) #energytwitter #energystoragesystems #ESG #SPAC #securities #proxy

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding STWO’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on STWO’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on STWO, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of STWO’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting STWO, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond STWO’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of STWO’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S4 (File No. 333-257232) filed in connection with the business combination, and other documents filed by STWO from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, STWO and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither STWO nor ESS gives any assurance that either the STWO or ESS, or the combined company, will achieve its expectations.

Important Information About the Proposed Business Combination and Where to Find It

STWO has filed, and the SEC has declared effective, a registration statement on Form S-4 containing a definitive proxy statement/prospectus of STWO relating to the proposed Business Combination. STWO has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors, STWO’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with STWO’s solicitation of proxies for the General Meeting to be held to approve the Business Combination as these materials will contain important information about ESS and STWO and the proposed Business

Combination. The definitive proxy statement/prospectus has been mailed to the shareholders of STWO as of the record date of August 16, 2021; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: 1133 Connecticut Avenue NW, Ste. 700 Washington, DC 20036.

Participants in the Solicitation

STWO and its directors and executive officers may be deemed participants in the solicitation of proxies from STWO’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in STWO are included in the definitive proxy statement/prospectus for the proposed Business Combination and are available at www.sec.gov.

ESS and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of STWO in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are included in the definitive proxy statement/prospectus for the proposed Business Combination.

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